1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 10, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2018/11/22 :	The Company to participate in investor conference held by Morgan Stanley
99.02	Announcement on 2018/12/10 :	Chunghwa Telecom announces its operating results for November 2018
99.03	Announcement on 2018/12/10 :	November 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by Morgan Stanley

Date of events: 2018/11/22

Contents:

1.Date of the investor conference: 2018/11/29~2018/11/30

2.Time of the investor conference: 14:15 (Taipei time)

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference: The conference will be held by Morgan Stanley

5.The presentation of the investor conference release: Please refer to

http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes,

please refer to https://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom announces its operating results for November 2018

Date of events: 2018/12/10

Contents:

1.Date of occurrence of the event:2018/12/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or

  "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for November 2018 was NT$ 18.24 billion, a 9.7 % decrease year-over-year. Operating costs and expenses were NT$ 14.59 billion, a 12.4 % decrease year-over-year. Operating income was NT$ 3.65 billion, a 3.0 % increase year-over-year. Income before tax was NT$ 3.72 billion, a 4.3 % increase year-over-year. Net income attributable to stockholders of the parent company was NT$ 2.91 billion, which remained flat year-over-year. EPS was NT$ 0.37.

Consolidated revenue for November decreased year over year mainly due to the decrease of voice revenue resulted from continuing VoIP substitution and the decline of mobile service revenue owing to market competition, as well as the decrease of ICT project revenue and mobile sales revenue, which offset the increase of Internet VAS revenue. Operating costs and expenses decreased as a result of the lower cost of goods sold, interconnection expenses and ICT project costs, which led to the increase of operating income. However, net income attributable to stockholders of the parent company remained flat year-over-year due to the increase of corporate tax rate.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom

December 10, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Nov.	Net sales	18,240,664	20,206,453	(-)1,965,789	(-)9.73%
Jan.-Nov.	Net sales	196,008,642	205,626,321	(-)9,617,679	(-)4.68%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,843,210

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	311,249
	Fair Value	-3,516
	The amount of unrealized gain(loss) recognized this year	-3,422

Settled Position	Total amount of contract	704,786
	The amount of realized gain(loss) recognized this year	-5,462

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	56,573
	Fair Value	-370
	The amount of unrealized gain(loss) recognized this year	480

Settled Position	Total amount of contract	989,224
	The amount of realized gain(loss) recognized this year	-3,605

b Trading purpose : None